Exhibit (c)(5)

[STRICTLY CONFIDENTIAL]
Discussion Materials
21 November 2016
CENTER VIEW PARTNERS Deutsche Bank

[STRICTLY CONFIDENTIAL]
Executive Summary
A BAT offer gives Reynolds shareholders the benefit of Lorillard and reflects changing operating and valuation environment
1 Proposal provides Reynolds shareholders full benefit of Lorillard plus a premium
2 Fading earnings momentum reflected in Reynolds’ recent share price
3 Reynolds’ relative P/E was above long-term average
4 Timing advantageous for Reynolds with forecast rising bond yields
5 Reynolds’ unaffected price includes value from bid speculation
6 Analyst price targets being reassessed at time of approach
7 Analysts with highest target prices for Reynolds are also positive about BAT value which benefits Reynolds shareholders
8 Altria is not an appropriate metric for deriving the hypothetical undisturbed share price (“HUSP”)
9 Using US Consumer index derives a HUSP of $44.69
10 BAT share price impacted by merger-arb trading with an unaffected share price of £45.25 based on UK consumer index which excludes positive deal and Q3 impact
11 At unaffected share prices (HUSPs) premium is 27%
B Compelling value reflecting both stand-alone prospects and transaction effects
1 The proposal represents the highest multiple paid for a developed market tobacco company
2 The proposal pays more than 100% of synergy value to Reynolds shareholders
3 Market perception that ROIC is challenged
C Transaction effects have to be sustainable long-term and based on known, robust and quantifiable assumptions
1 Tax structure is sustainable and provides efficient post-tax funding cost
2 Stretching synergy case requires ratification by Reynolds management
3 Additional value items raised already considered in depth

[STRICTLY CONFIDENTIAL]
A-1 Proposal Provides Reynolds Shareholders Full Benefit of Lorillard Plus a Premium
Reynolds Share Price Over Time
$60 $55 $50 $45 $40 $35 $30 $25 $20
Feb-13 Jun-13 Oct-13 Feb-14 Jun-14 Oct-14 Feb-15 Jun-15 Oct-15 Feb-16 Jun-16 Oct-16
“We are surprised by the timing.
It is true that BAT is doing this deal while borrowing rates are low, but it could have bought Reynolds before Reynolds bought Lorillard, when the share price was 57% lower.” – Citi, 21 Oct. 2016
“We’re seeing full synergies here going forward” – Andrew Gilchrist, CFO at Q3
(Share price at unaffected 31% above Lorillard close)
Approach at completion of Lorillard would have been opportunistic timing
Lorillard Unaffected Date Lorillard Close (28 February 2014) (12 June 2015)
$47.17
Proposal of $56.50 Represents a Premium to 1-Month VWAP of 20.1% and a 22% Premium to VWAP Since Lorillard Close
Source: FactSet, Bloomberg.

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A-2 Fading Earnings Momentum Reflected in Reynolds’ Recent Share Price
16% 14% 12% 10% 8% 6% 4%
Feb-13 Sep-13 Mar-14 Sep-14 Mar-15 Oct-15 Apr-16 Oct-16
60.00
55.00
50.00
45.00
40.00
35.00
30.00
25.00
20.00
Reynolds’ share price in mid-2016 reflected inflated expectations:
– Expectations of upgrade to Lorillard synergy target
– Benign market backdrop (volume and pricing)
Reynolds’ share price decline in 3 months prior to approach driven by reset expectations:
– Limited further growth from Lorillard synergies
– No upgrade to synergy target
– Industry volume declines reverting to historical trends
– Market concern about P&L impact of losing MSA Credits
– Q2 and Q3 results perceived
“misses”
– The first time consensus estimates have declined since H1 2014
Rolling 2Y EPS CAGR (LHS) RAI share price ($) (RHS)
Note: 2Y EPS CAGR calculated based on consensus, by comparing growth of Second Twelve Month EPS forecasts vs LTM EPS Source: FactSet as of unaffected date 20 October 2016

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A-3 Reynolds’ Relative P/E is Above Long-term Average
Reynolds NTM P/E Less BAT NTM P/E
6.0x Relative P/E at Offer
+4.8x
3.0x
+1.1x
–x
(3.0x)
(6.0x)
Jun-06 Jun-07 Jun-08 Jun-09 Jun-10 Jun-11 Jun-12 Jun-13 Jun-14 Jun-15 Jun-16
“BAT’s multiple had recently moved back close to parity with RAI after trading at a discount over the last 2 years as RAI bought
Lorillard and BAT saw EM-linked downgrades. Having said that, being close to parity is far from exceptional looking further back.”
BNP Paribas, 24 October 2016
Source: FactSet as of 20 October 2016 (unaffected date).

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A-4 Timing Advantageous for Reynolds With Forecast Rising Bond Yields
Reynolds Share Price and US Treasury Yields (10Y) from Lorillard close to Unaffected date
Reynolds US 10Y Yield
Share Price (High at bottom)
$55 1.0% Reynolds’ share price decline
Correlation: +0.80 since the summer has tracked rising bond yields $50
1.5% Rates forecast to rise further
$47.17
Higher rates drive: $45
1.76% Lower Reynolds value
2.0% Higher financing cost $40
2.5% $35
$30 3.0% Jun-15 Aug-15 Oct-15 Dec-15 Feb-16 Apr-16 Jun-16 Aug-16 Oct-16 RAI Share Price US 10Y Yield
Sources: FactSet.
Note: Based on unaffected date of 20 October 2016 and Lorillard close date of 12 June 2015.

[STRICTLY CONFIDENTIAL]
A-5 Reynolds’ Unaffected Price Included Value From Bid Speculation
Consistent Speculation and Rumours of Potential Consolidation
“As part of the agreement between the organizations, a 10-year standstill agreement was initiated, which, in simplest terms, restricted BAT from purchasing shares of Reynolds that would move the ownership level above the 42% level. At the end of July, this 10-year standstill will expire, effectively allowing BAT to, if they so desire, purchase shares of Reynolds in the market. As a result, some on the Street have begun to ask whether this could result in a larger transaction between the two companies”
Barclays, 11th February 2014
“Expiration of the standstill will gain attention but we do not see why any material change would make sense (despite the fact that a debt-financed acquisition of the 58% public stake would be ~7% accretive to BAT’s EPS)…An acquisition would be unlikely to generate material cost synergies”
Morgan Stanley, 13th February 2014
“Reynolds rumored to be making a bid for Lorillard – we continue to view a combination as likely but question timing. Also, there has been speculation that BAT, which currently owns ~42% of Reynolds’ stock, could take a majority stake in Reynolds after the standstill ends in July 2014”
Wells Fargo, 3rd March 2014
“Having reviewed BAT’s strategic options, we conclude that it is quite likely (say, 50-50) that BAT goes for Option 1, and does buy the rest of Reynolds fairly soon, because we think there are now arguments that make the acquisition strategically advantageous that didn’t exist previously”
Citi, 10th March 2014
“She [SC] is also known for her savvy integration during key M&A transactions. This last point makes for interesting dialogue given the recent Financial Times article regarding a potential Reynolds bid for Lorillard or ongoing investor expectations that BAT might want to have a larger stake in Reynolds”
RBC, 16th April 2014
“BAT has hired a team of heavyweight bankers that handled its recent purchase of a stake in
Reynolds, fueling speculation it is mulling a full takeover of the US company [Reynolds].
The Sunday Telegraph, 5th March 2016
Analyst Speculation Around a Potential Takeout Valuation
Upside price target reflects potential BAT purchase of Reynolds: “[13x
2017e pro-forma EV/EBITDA] reflects greater than expected EPS accretion in 2016 from the Lorillard transaction of ~10% and/or a potential BAT purchase of
Reynolds”
Morgan Stanley, 29th July 2015
“At some point, as we have written on in the past, we think BAT buys the remaining 58% of Reynolds that it does not currently own, as has been discussed in the media (Reuters, Bloomberg, Daily Mail and FT Alphaville) but unconfirmed by the companies. This could occur in either one transaction or over time to preserve BAT’s balance sheet strength”
Wells Fargo, 30th March 2016
“Probability of BAT acquiring Reynolds remains elevated in our view”
Wells Fargo, 11th February 2016
M&A value included in Goldman Price Target for Reynolds (prior to suspension given potential advisory position): “We maintain our 12-month price target of $54, based on a blend of 20.5X forward P/E (unchanged) [85% weight] and
12.4x 12-24month EV/EBITDA (M&A value, unchanged) [15% weight]”
Goldman Sachs, 16th March 2016
“Our upside case of $65 assumes a BAT takeout of the remaining 58% stake in Reynolds. While we believe the possibility of the takeout happening in the near term is remote, we do acknowledge that BAT ultimately acquiring Reynolds is likely”
RBC, 20th October 2016
Source: Research analysts and news articles.

[STRICTLY CONFIDENTIAL]
A-6 Analyst Price Targets Being Reassessed at Time of Approach
Reynolds Price Target and Share Price YTD
$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
Jan-16 Apr-16 Jul-16 Oct-16
Pre-Q2 Q2 Q3
Broker PT Revision Broker PT Revision Broker PT Revision Cowen 57.00 +1.00 Citi 57.00 initiating Jefferies 62.00 +1.00 Berenberg 54.00 initiating WF 55.00 (2.00) MS 52.00 +4.00 BAML 55.00 (3.00) RBC 54.00 (3.00) GS 53.00 (3.00) Barclays 52.00 (1.00) CLSA 52.00 (2.00) UBS 49.00 (3.00) Stifel 47.00 (2.00)
$53.00
$47.17
Since Lorillard close, gap between price targets and share price averaged $3.73. At approach gap was $5.83 but was starting to narrow as analysts downgraded for Q3 results
Coming into Q3, pre approach, eight analysts downgraded for Q3 by an average of over $2 to $52
Four analysts have not revised price targets coming into Q3 including Citi and Cowen, two of Reynolds’ highest price targets
Reynolds Share Price
Reynolds Price Target (Median)
Source: Analyst Research and FactSet.

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A-7 Analysts With Highest Target Prices for Reynolds are Also Positive About BAT Value Which Benefits Reynolds Shareholders

	RAI Target Price	RAI TP last updated	BAT Target Price	Implied look through price[(a)]	Premium to unaffected[(b)]
Jefferies	$62.00	11-Oct-2016	£57.00	$62.74	33%
Citi	$57.00	12-Sep-2016[(d)]	£54.00	$60.71	29%
Cowen and Company	$57.00	26-Apr-2016	£46.20	$55.42	17%
Bank of America Merrill Lynch	$55.00	19-Oct-2016[(c)]	£58.00	$63.42	34%
Berenberg	$54.00	13-Jun-2016[(d)]	£51.50	$59.01	25%
RBC Capital Markets	$54.00	13-Oct-2016	£44.00	$53.93	14%
Goldman Sachs	$53.00	12-Sep-2016	£55.00	$61.38	30%
Barclays	$52.00	20-Oct-2016[(c)]	£51.00	$58.67	24%
CLSA	$52.00	20-Oct-2016[(c)]	£51.00	$58.67	24%
Morgan Stanley	$52.00	26-Jul-2016	£54.00	$60.71	29%
UBS	$49.00	20-Oct-2016[(c)]	£53.00	$60.03	27%
Median	$54.00		£53.00	$60.03	27%

Look-through based on analyst target prices suggests meaningful upside

(a) *Based on cash of $24.13, exchange ratio of 0.5502x and FX rate of 1.2311.*
(b) *Premium compared to Reynolds unaffected price of $47.17*
(c) *Updated post Q3 results*
(d) *Initiating coverage*
Note: *Analysis reflects only brokers who cover both Reynolds and BAT i.e. Stifel and Wells Fargo excluded*
Source: *Broker research, FactSet as of 18 November 2016*

8

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A-8 Altria is Not an Appropriate Metric for Deriving the HUSP
Share price rebased to Altria ($)
57 59 61 63 65 67 69
20-Oct-16 27-Oct-16 03-Nov-16 10-Nov-16 17-Nov-16 Altria share price Avg. US Consumer Index Altria (rebased for bid spec)
Announcement of proposal US election
21-Oct-16 8-Nov-16
Altria bid speculation
Illustrative rebasing to extract bid spec
Analyst commentary around possible bid
“Given BAT’s proposed acquisition of Reynolds, we don’t expect PMI to idly sit by and allow BAT to gain the upper hand in expansion into the U.S. and to become the largest listed global tobacco and RRP company in the world. Therefore, we believe this increases the probability that PMI will acquire Altria.”
Wells Fargo, 23-Oct-16
Performance since announcement
To US Post US Since election election Annc.
6.5% (4.7)% 1.5%
0.9% (6.1)% (5.3)%
US Consumer Index and Altria performed in line post bid speculation Altria and US Consumer Index reacted negatively post US election
Note: “HUSP” refers to “hypothetical undisturbed price, an indication of share price absent the announcement of the transaction Average US Consumer index includes the constituents of the S&P 500 Consumer Staples index, excluding US Tobacco and Retailers Source: FactSet as of 18 November 2016

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A-9 Using US Consumer Index Derives a HUSP of $44.69
Strong correlation between Reynolds and US Consumer Index historically (12 months pre-Lorillard Unaffected)
28
27
26
25
24
23
22
21
20
19
18
Share price rebased to RAI ($)
Feb-13 Apr-13 Jun-13 Aug-13 Oct-13 Dec-13 Feb-14
RAI share price Avg. US Consumer Index
+17.8% +16.4%
US Consumer Index derived HUSP
48 Announcement of proposal US election
21-Oct-16 8-Nov-16
47
46
45
44
20-Oct-16 27-Oct-16 03-Nov-16 10-Nov-16 17-Nov-16
Based on avg. US Consumer Index
RAI share price ($)
“10yr Treasury yields have risen 30bps post-election which has exerted severe Reynolds downward pressure on “bond-proxy” HUSP equities and suggests greater downside to the Reynolds share price should the deal not $44.69 happen.”
Credit Suisse, 11 November 2016
Note: Historical range shown from 1 year prior to Lorillard leak given subsequent impact on share price 10 Average US Consumer Index includes the constituents of the S&P 500 Consumer Staples index, excluding US Tobacco and Retailers Source: FactSet as of 18 November 2016

[STRICTLY CONFIDENTIAL]

A-10 BAT Share Price Impacted by Merger-Arb Trading With an Unaffected Share Price of £45.25 Based on UK Consumer Index Which Excludes Positive Deal and Q3 Impact

Merger-arb trading

BAT intraday share price on day of announcement


BAT share price (£)
50
49
48
47
46
08:00
10:30
13:00
14:30
15:30
Initial increase +4%
£48.03
Close 20-Oct-16
US Open
Arb trading begins

"Initially BAT's shares opened about 3% higher on the news of the offer, but by the London close the shares had fallen 3%, and the ADRs closed down 4% (having fallen by 7% soon after London closed). We believe this is primarily driven by arbitrage funds buying Reynolds and selling BAT, and doesn't reflect a fundamental negative view on the transaction."

Citi, 24-Oct-16

Derived impact of merger-arb trading

BAT perf. since announcement	(9.2)%
BAT perf. based on UK Consumer index	(5.8)%
Derived Impact of merger-arb trading	(3.4)%


51
50
49
48
47
46
45
44
43
42
BAT share price (£)
Announcement of proposal
21-Oct-16
US election
8-Nov-16
Share Price Reaction
Pre-Merger Arb
Merger-
arb
activity
BAT
HUSP
£45.25
BAT
Actual
£43.60
20-Oct-16
27-Oct-16
03-Nov-16
10-Nov-16
17-Nov-16
BAT Share price
BAT based on avg. UK Consumer Index

Performance since announcement

	To US election	Post US election	Since Annc.
BAT based on UK Consumer	(1.9)%	(4.0)%	(5.8)%
BAT Actual	(4.7)%	(4.7)%	(9.2)%

Note: UK Consumer Index based on relevant companies within FTSE 100 Consumer Goods Index (ABF, Coca-Cola HBC, Diageo, Reckitt and Unilever)
Source: FactSet as of 18 November 2016

11

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A-11 At Unaffected Share Prices (HUSPs) Premium is 27%

Implied Offer Premium to Reynolds


20%
14%
+6%
+3%
23%
+4%
27%
Unaffected Premium
Look-Through Offer Value to RAI Unaffected
Look-Through Offer Value to RAI HUSP
Look-Through Offer Value Adjusted for BAT HUSP
Current Premium to HUSP
Positive Deal and Q3 Impact not in BAT HUSP
Total Premium to HUSP

	Unaffected Premium	Look-Through Offer Value to RAI Unaffected	Look-Through Offer Value to RAI HUSP	Look-Through Offer Value Adjusted for BAT HUSP
RAI Share Price:	$47.17	$47.17	$44.69	$44.69
BAT Share Price:	£48.03	£43.60	£43.60	£45.25

Source: FactSet as of 18 November 2016.
Note: Based on cash consideration per share of $24.13, an exchange ratio of 0.5502 BAT shares per Reynolds fully diluted share and an FX rate at offer (unaffected) of 1.2250x and spot rate of 1.2311x. Unaffected premium calculated based on BAT share price at offer (unaffected) of £48.03 and Reynolds share price at offer (unaffected) of $47.17; Look-through offer value to Reynolds unaffected calculated based on current BAT share price of £43.60 and Reynolds share price at offer (unaffected) of $47.17; Look-through offer value to Reynolds HUSP premium calculated based on current BAT share price of £43.60 and Reynolds HUSP of $44.69; Look-through offer value adjusted for BAT HUSP premium calculated based on BAT HUSP of £45.25 and Reynolds HUSP of $44.69.

12

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B-1 The Proposal Represents the Highest Multiple Paid for a Developed Market Tobacco Company
Reynolds / Lorillard represents the most similar assets and
16.3x was at 13.1x. The proposal is a 25% premium to this
Synergies in Reynolds / Lorillard were substantially larger as compared to deal size; post-synergies the proposal is a ~40% premium to the Reynolds / Lorillard multiple
15.2x 14.2x
14.1x (1)
13.6x
13.1x
12.8x 12.7x
13.0x
12.0x
11.8x11.2x
11.0x 10.0x (1)
10.7x
10.0x
9.5 x 8.6 x7.9 x 7.7x 6.7x 5.2x
EV/LTM EBITDA
The 16.3x multiple represented by the proposal is 15% higher than the highest multiple ever paid for a developed market tobacco company (Ibis / Altadis at
14.2x)
After synergies the proposed multiple is 36% higher
LTM EBITDA multiple Synergy-adjusted multiple
Target Reynolds Altadis RAi Reynolds American CONWOOD Lorillard GALLAHER Group Plc REEMTSMA UST ETI Rothmans BENSON& HEDGES Commonwealth BRANDS INC Rothmans
Acq. BAT Imperial Tobacco JTi RAi Reynolds American RAi Reynolds American JTi Imperial Tobacco Altria BRITISH AMERICAN TOBACCO PHILIP MORRIS Imperial Tobacco BRITISH AMERICAN TOBACCO
Date Oct-16 Jul-07 Mar-99 Apr-06 Jul-14 Dec-06 Mar-02 Sep-08 Jul-03 Jul-08 Feb-07 Jan-99 EV ($bn) 93.3 21.5 8.0 3.5 27.4 19.0 5.1 11.7 2.5 3.3 1.5 9.8
Source: FactSet and Company Filings.
Note: Exclude brand acquisitions and pure developing market (BAT / Souza Cruz, Philip Morris / Sampoerna).
(1) Synergy-adjusted multiple not available.

[STRICTLY CONFIDENTIAL]

B-2 The Proposal Pays More Than 100% of Cost Synergy Value to Reynolds Shareholders



Premium at unaffected date(1)
Break-even Cost Synergies ~$700m
$7.7bn
$7.7bn

Run-rate cost synergies ($m)	694
Assumed RAI Tax rate	*37.0%*
Post-tax cost synergies ($m)	437
BAT NTM P/E	*17.7x*
Capitalised Value ($m)	**7,733**

- Total cost synergies of ~$700m required to fund premium of $7.7bn
- Every $1bn of premium requires ~$90m of pre-tax cost synergies to fund

Analysts Views

J.P.Morgan

"BAT's offer implies a premium of **$8bn** above Reynolds' standalone value for the 58% stake it does not currently own, while the post-tax value of synergies applying a multiple of 18x earnings is JPMe **$4.5bn**"

(25-Oct-16)

SOCIETE GENERALE

"**The modest synergies available is a limiting factor on the potential takeout price**, therefore suggesting that BAT might walk away if the required price got too high"

(27-Oct-16)

Bank of America Merrill Lynch

"The $47bn total offer to the non-BAT shareholders in Reynolds (NBS) compares to the value of their holding pre the offer of $39bn. **This is a premium offer of $7.5bn**. We see the **capitalised value of the cost saves** ($400m) from integration equating to **$4.5bn**. With NBS owning 19% of the enlarged BAT-RAI entity at the end of the merger, the net value benefit to BAT shareholders of the cost saves is $3.6bn. So at this point, **BAT shareholders are down c$4bn of value**"

(21-Oct-16)

citi

"The **takeover premium (equivalent to $7.7B)** is already nearly 20x the pretax value of the synergies ($400MM) – which means in effect **the external shareholders are obtaining substantially the entire value of the synergies**"

(21-Oct-16)

(1) Unaffected premium based on 829m shares at offer which include impact of 4.4m dilutive RSUs (excluding shares owned by BAT).

14

[STRICTLY CONFIDENTIAL]

B-3 Market Perception That ROIC is Challenged

Analyst WACC Estimates


8.0%
7.7%
7.5%
7.5%
7.2%
7.0%
6.9%
6.5%
Average 7.3%
Credit Suisse
UBS
Morgan Stanley
Societe Generale
BNP Paribas
Barclays
RBC Capital Markets
Bank of America Merrill Lynch
Pre/Post annc.
21-Sep
21-Oct
02-Nov
27-Oct
24-Oct
29-Jul
27-Oct
24-Oct

Expected ROIC Evolution Based on Consensus Estimates (Includes Synergies)


4.1%
4.6%
5.1%
Y1 (2017)
Y2 (2018)
Y3 (2019)

Selected Analysts' ROIC Commentary

RBC Capital Markets 27-Oct-16

"Under the original offer…we estimate the deal would be 4.7% EPS enhancing and leave BAT with Net Debt/EBITDA of 3.1x, delivering an incremental ROIC post-synergies of 4.4%. Not exceptional, but adequate in our opinion."

BNP PARIBAS 24-Oct-16

"Given the lack of overlap this was always likely to be a 'strategic' acquisition, and while we don't yet have all the detail that an agreed offer would entail we estimate that ROIC would not meet WACC until year 9."

citi 24-Oct-16

"Because of the relatively high price paid, we estimate the deal is only very modestly EPS accretive, and the ROIC is low. …The ROIC on the deal is only about 4.5 - 5.5%."

BARCLAYS 21-Oct-16

"Given the lack of overlap between the two businesses, cost synergies from a deal are likely to be limited to a "modest" $400m according to BAT. Using this, and the terms of BAT's current proposal as our Base Case, our merger model suggests the transaction would be 3.0% accretive to BAT earnings in F17E and delivery a ROIC of 6.1% in year 5."

Source: Broker research; Analyst consensus..

15

[STRICTLY CONFIDENTIAL]
C-1 Tax Structure is Sustainable and Provides Efficient Post-Tax Funding Cost
Summary
BAT has received extensive specialist advice on developing an appropriate financing & tax structure Four key principles applied when establishing the tax structure:
Pro forma funding currency matches earnings mix (and avoids currency mismatch risks on subsidiary balance sheets) All debt is sustainably, long-term financeable Risk profile is prudent and reflects the nature and scale of our enlarged business; and Post tax cost of financing minimised to the extent possible
“Intercompany” financing structures have been carefully considered and rejected:
Intense scrutiny of IRS, US tax courts and international tax authorities on intercompany loans Ongoing key focus of tax reform agenda worldwide – increased risk of restrictive rule changes
High Level of Scrutiny
Potential reputational risk from tax structuring
Pricing
Undertaken detailed pricing analysis to IRS standards
Detailed benchmarking analysis indicates pricing closely aligned to the cost of third party debt Any differential at risk of elimination from implicit pricing given US materiality to parent group
The form of the debt does not affect the pricing i.e. pricing of an intercompany loan is not significantly different to the cost of third party debt plus an appropriate guarantee fee

[STRICTLY CONFIDENTIAL]
C-2 Stretching Synergy Case Requires Ratification by Reynolds Management
Additional Functional Potential Scope for Synergies Validation Area Required
COGS • Direct procurement savings due to better contract terms from greater global scale
• Efficiency savings from sharing capabilities to deliver improvements in equipment efficiency and reduce Medium waste in manufacturing
Integration of key business functions to deliver Target Operating Model
• Integration of Reynolds’ key functions with BAT’s, such as IT, Finance, HR and Global Marketing
• Operate Reynolds as End Market with support from Global/Regional functions in the broader business SG&A: -out of enterprise planning software for efficient business planning and leverage shared services Legal • Roll IT capabilities
Medium Marketing HR
Finance Procurement savings
• Indirect savings delivered by Reynolds operating as part of the wider BAT group with global supply chain and increased purchasing power
Corporate costs / Low /
• Savings from removal of duplicated central costs and costs related to operating a US listed entity
Other Medium
R&D • Integration of research & development (“R&D”) and next generation product (“NGP”)
functions to build
Medium NGP on complementary strengths of each organisation
Withholding tax Elimination of withholding tax on dividends that BAT receives from Reynolds Low
•

[STRICTLY CONFIDENTIAL]

C-3 Additional Value Items Raised Already Considered in Depth

		As Presented	Comment
Ongoing P&L Items	Refinance $5bn Reynolds Bonds	▪ $100m pre-tax impact	▪ Potential positive for EPS, but NPV neutral/negative ▪ Fair value of acquired debt taken into account
	Operational Cost Transfer	▪ $50m - $60m	▪ Transferred costs included, reviewing for additional upside
Ongoing CF Items	MSA Timing	▪ ~$1bn	▪ Previously discussed with Reynolds management, no value found
	Reynolds Dividend Savings		▪ Given transaction outlay, Reynolds cashflow important in combined model to fund increased dividends, interest, debt repayment and shareholder returns
One-Time Cash Items	Leaf Inventory	▪ $100m - $150m leaf inventory reduction	▪ Have included more significant amount, requires validation with Reynolds management
	Japan Contract	▪ Elimination of $80m-$85m due Reynolds	▪ Cash effect included in model
	Offshore Cash	▪ $120m of tax implication	▪ Have assumed all cash is fungible

18

[STRICTLY CONFIDENTIAL]
BAT is Committed to a Positive Engagement With RAI During This Process
This is a friendly offer
BAT supports the management and strategy
BAT is also a highly successful company and would welcome the opportunity to present itself to the RAI Board BAT believes these are two great companies
– Would be better together
– But only limited synergies, which need ratifying by RAI management
– All of the identified synergy is being paid to RAI shareholders
This is a good deal – a “want to do”, a friendly offer at a significant multiple, but, not a “need to do”
If it happens it is business as usual
• RAI management
• RAI strategy
• RAI brands
• RAI factory and field force So this deal has unique characteristics
– Stretched financial metrics
– Relevance of 42% shareholding
– Value cross-over is very tight
This deal needs to be attractive to both sets of shareholders. BAT’s are positive in principle, but stress the need for financial discipline
– If RAI can find extra value that would help the offer
If not, BAT is happy to retain a significant non-controlling interest in RAI and, like other shareholders, look to RAI to deliver an equivalent value reflected in the share price BAT appreciates the assistance it has received which gave confidence in the assumptions. Although this has not yet established material additional P&L or cash value, we remain open to further discussions

[STRICTLY CONFIDENTIAL]
Disclaimer
These presentation materials have been prepared by Centerview Partners UK LLP (“Centerview”) and the investment banking department of Deutsche Bank AG, acting through its London branch, and Deutsche Bank Securities Inc. (together, “Deutsche Bank”) on behalf of BAT solely in their capacities as joint financial advisers to BAT. The information contained herein is based upon information supplied by BAT and publicly available information, and portions of the information contained herein may be based upon statements, estimates and forecasts provided by BAT.
Centerview and Deutsche Bank have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information. With respect to financial forecasts, including with respect to estimates of potential synergies, Centerview and Deutsche Bank have assumed that such forecasts have been reasonably prepared by BAT on bases reflecting the best currently available estimates and judgments of BAT. Centerview and Deutsche Bank assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. The information set forth herein is based upon economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, unless indicated otherwise and Centerview and Deutsche Bank assume no obligation to update or otherwise revise these materials.
These materials and the information contained herein are confidential, were prepared with a view toward presentation to the Transaction Committee (the “Committee”) of Reynolds (the
“Company”), and may not be disclosed publicly or made available to third parties without the prior written consent of BAT, Centerview and Deutsche Bank. These materials are rendered on behalf of BAT, and are not for the benefit of, and do not convey any rights or remedies for any holder of securities of the Company or any other person, including the Committee. Centerview, Deutsche Bank and their respective affiliates, officers, directors, employees and agents do not accept responsibility or liability for these materials or their contents (except to the extent that such liability cannot be excluded by law). Nothing herein shall be construed as the giving of legal, regulatory, accounting, actuarial, tax or other specialist advice. In addition, nothing herein shall be taken as constituting the giving of investment advice and this presentation is not intended to provide, and must not be taken as, the basis of any decision and should not be considered as a recommendation by Centerview or Deutsche Bank to the Committee. The Committee must make its own independent assessment and such investigations as it deems necessary with respect to these materials and the subject matter hereof. Statements and opinions regarding the investment case, positioning and valuation of Reynolds or BAT are not, and should not be construed as, an indication that Deutsche Bank will provide favourable research coverage of any such person or publish research containing any particular rating or price target for any such person’s securities.
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